Tradeweb LLC
Notes to Statement of Financial Condition
December 31, 2020

1. **Organization**

    Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent introducing broker with the Commodities Future Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company is a consolidating subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019. The Company provides services that enable institutional investors to view fixed income and derivative market data and trade fixed income securities and derivatives with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Markets.

2. **Significant Accounting Policies**

    The following is a summary of significant accounting policies:

    Basis of Accounting

    The statement of financial condition has been presented in conformity with accounting principles generally accepted in the United States of America.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and the difference may be material to the financial statements.

    Cash and Cash Equivalents

    Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months.

    Allowance for Credit Losses

    The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of our counterparties is also performed.

    Translation of Foreign Currency

    Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the statement of financial condition date.

    Income Tax

    No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes not subject to tax. The tax effects of its income and losses accrue directly to Markets. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes.

    The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated

business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for either as equity awards or as liability awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to member's capital.

As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through the settlement in accordance with ASC 505, *Equity*. Changes in the equity instrument's fair value during the requisite service period are recognized as compensation cost over that period with an offsetting increase to member's capital.

For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of TWMI's Class A common stock on the grant date.

Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of performance-based conditions for TWMI, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

Prior to the IPO, the TWMI awarded options to management and other employees, including employees of the Company (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense in the statement of income over the requisite service period, with an offsetting increase to member's capital.

Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.

Fair Value Measurement

Certain financial instruments that are carried on the statement of financial condition are carried at amounts that approximate fair value. These instruments include accounts receivable.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, *Fair Value Measurement* prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company has no instruments that are classified within levels 1, 2 or 3 of the fair value hierarchy.

Recent Accounting Pronouncements - Adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*. The ASU provides new guidance for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. This requires a modified retrospective method of adoption. ASU 2016-13 was adopted on January 1, 2020. The adoption of this ASU did not have a material impact on the Company's financial statements.

3.   **Stock Based Compensation Plans**

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs"), restricted share units ("RSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

Equity-settled PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

For cash-settled PRSUs, the cost of employee services received in exchange for the award is measured based on the fair value of TWMI and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs vest one-third each year over a three-year period.

Prior to the IPO, Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if Markets achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options granted prior to the initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense over the requisite service period, when exercisability is considered probable.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO.

TWMI and Markets allocates to the Company compensation expense relating to cash-settled PRSUs, equity-settled PRSUs RSUs and option awards granted to employees of the Company.

4. **Net Capital Requirements**
    The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $45,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $49,255,000 which exceeded its requirement of $2,438,000 by $46,817,000. The Company's ratio of aggregate indebtedness to net capital was .74 to 1.

    The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEC Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in SEC Rule 15c3-3). Therefore, in light of Footnote 74 of the 2013 Release adopting amendments to SEC to Rule 17a-5 and SEC guidance provided on July 1, 2020, the Company is considered a Non-Covered Firm.

5. **Related Party Transactions**
    Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services under an expense sharing agreement.

6. **Credit Risk**
    The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker-dealers. At December 31, 2020, the Company maintained an allowance for credit losses of $17,000 with regard to these receivables.

7. **Commitments and Contingencies**
    In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

8.   **Subsequent Events**

There were no subsequent events requiring adjustment to the financial statements or disclosure through March 1, 2021, the date that the Company's financial statements were issued.